RECEIVED

2007 MAY 14 A. 0

OFFICE OF INT... CORPORATE ...

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

[redacted]

07023466

Catlin Group Limited

Cumberland House, 6th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Tel (441) 296-0060
Fax (441) 296-6016

www.catlin.com

8 May 2007

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

SUPPL

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Major Interest in Shares	01/05/2007

Yours faithfully,

PROCESSED

MAY 17 2007

THOMSON
FINANCIAL

SC

Pramila Bharj
Enc

dw 5/14

Catlin Group

REG-Catlin Group Limited Major Interest in Shares
Released: 01/05/2007

RNS Number:9043V
Catlin Group Limited
01 May 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Catlin Group Limited

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X) Special notification required by DTR

3. Full name of person(s) subject to the notification obligation:

Newton Investment Management Limited

4. Full name of shareholder(s) (if different from 3.) :

As above

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

N/A

6. Date on which issuer notified:

30 April 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
ISIN	Number of shares	Number of voting Rights

BMG196F11004		17,670,626	17,670,626

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of vc
ISIN	Direct	Direct	Indirect	Direct
BMG196F11004	N/A	N/A	17,670,626	N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% c

Total (A+B)

Number of voting rights	% of voting rights
17,670,626	6.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Newton Investment Management hold these shares as discretionary Investment Managers

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

William Spurgin

15. Contact telephone number:

020 7626 0486

This information is provided by RNS

END
HOLILFFREVILIID

END